Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for October 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for October 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In October 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 19.07% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 11.60%, and for regional and international routes decreased by 88.59% and 89.95%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 25.59%. Of which, passenger traffic for domestic routes increased by 2.57%, and for regional and international routes decreased by 94.81% and 93.15%, respectively as compared to the same period last year. The passenger load factor was 76.45%, representing a decrease of 6.70 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 6.81 percentage points, 36.01 percentage points and 25.98 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in October 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.51% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.61% as compared to the same period last year. The cargo and mail load factor was 46.80%, representing a decrease of 1.34 percentage points as compared to the same period last year.

In October 2020, the Group has newly launched the following major routes:

Beijing Daxing-Xiamen-Beijing Daxing, Beijing Daxing-Chengdu-Beijing Daxing, Beijing Daxing-Urumqi-Kashgar-Urumqi-Beijing Daxing, Urumqi-Tianjin-Dalian-Tianjin-Urumqi, Nanning-Changsha-Taiyuan-Changsha-Nanning, Changchun-Hangzhou-Changchun, Changchun- Wuhan-Guiyang-Wuhan-Changchun, Fuzhou-Nanjing-Dalian-Nanjing-Fuzhou, Fuzhou- Zhengzhou-Dalian-Zhengzhou-Fuzhou, Fuzhou-Lianyungang-Harbin-Lianyungang-Fuzhou, Fuzhou-Changsha-Taiyuan-Changsha-Fuzhou, Fuzhou-Wuhan-Hohhot-Wuhan-Fuzhou, Hangzhou-Shenyang-Hangzhou, Changsha-Shenyang-Changsha, Shenzhen-Fuzhou-Harbin- Fuzhou-Shenzhen, Tianjin-Fuzhou-Haikou-Fuzhou-Tianjin (each seven flights per week), Chongqing-Hefei-Chongqing (four flights per week), Shenzhen-Chengdu-Shenzhen (three flights per week).

In October 2020, the Group introduced one A321NEO aircraft and one ARJ21 aircraft. As of the end of October 2020, the Group operated a fleet of 856 aircraft as set out below:

Aircraft Model	Self- owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	4	29	13	46
Airbus 320 Series	95	100	117	312
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	8	14
ARJ21 Series	1	3	0	4

Total	280	267	309	856

KEY OPERATION DATA OF OCTOBER 2020

Traffic	October 2020			Cumulative 2020
	Amount	Month- on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,679.49	6.45	2.57	109,158.96	-33.13
Regional	10.76	31.91	-94.81	214.68	-92.50
International	477.27	-7.50	-93.15	12,244.36	-83.04

Total	18,167.51	6.04	-25.59	121,618.01	-48.97

RTK (in million)
Domestic	1,696.85	3.99	1.21	10,706.27	-31.95
Regional	1.82	18.23	-91.33	25.80	-90.57
International	572.11	0.67	-48.53	5,862.24	-47.18

Total	2,270.78	3.14	-19.16	16,594.31	-38.78

RTK - Cargo and Mail (in million)
Domestic	126.86	-14.48	-15.51	1,080.63	-22.79
Regional	0.86	6.00	-65.86	7.06	-68.00
International	529.82	1.39	7.15	4,796.85	0.32

Total	657.54	-2.11	1.61	5,884.55	-5.14

Passengers carried (in thousand)
Domestic	11,792.71	6.27	3.31	73,373.98	-31.87
Regional	10.23	28.64	-93.70	190.54	-91.17
International	76.13	-5.82	-95.49	2,592.54	-84.78

Total	11,879.07	6.20	-10.45	76,157.05	-39.98

Cargo and mail carried (in thousand tonnes)
Domestic	79.20	-12.84	-15.01	662.51	-22.92
Regional	0.87	5.33	-61.86	6.86	-64.99
International	55.02	-0.66	-8.61	517.68	-7.58

Total	135.09	-8.15	-13.22	1,187.05	-17.52

Capacity	October 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	22,867.03	8.02	11.60	151,570.06	-22.80
Regional	35.79	49.69	-88.59	464.89	-87.76
International	860.64	-2.83	-89.95	18,617.76	-78.58

Total	23,763.47	7.63	-19.07	170,652.70	-40.55

ATK (in million)
Domestic	2,687.11	10.63	13.08	17,234.67	-22.73
Regional	4.70	43.30	-87.50	59.46	-86.51
International	851.86	-3.47	-45.85	9,761.63	-38.22

Total	3,543.67	6.91	-11.12	27,055.77	-29.81

ATK - Cargo and Mail (in million)
Domestic	629.08	20.11	18.21	3,593.37	-22.49
Regional	1.48	31.13	-84.25	17.62	-82.23
International	774.40	-3.53	-3.54	8,086.04	1.36

Total	1,404.96	5.83	4.51	11,697.03	-7.99

Load Factor	October 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	77.31	-1.15	-6.81	72.02	-11.13
Regional	30.06	-4.05	-36.01	46.18	-29.23
International	55.45	-2.80	-25.98	65.77	-17.32

Total	76.45	-1.15	-6.70	71.27	-11.76

Cargo and Mail Load Factor
Domestic	20.17	-8.15	-8.05	30.07	-0.12
Regional	58.09	-13.77	31.29	40.08	17.82
International	68.42	3.32	6.82	59.32	-0.61

Total	46.80	-3.79	-1.34	50.31	1.51

Overall Load Factor (RTK/ATK)
Domestic	63.15	-4.03	-7.41	62.12	-8.41
Regional	38.65	-8.19	-17.07	43.39	-18.63
International	67.16	2.76	-3.50	60.05	-10.19

Total	64.08	-2.34	-6.38	61.33	-8.98

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

13 November 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.